# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HUYA Inc., CIK 0001728190
CUSIP: 44852D108
Title of class of securities: Class A Ordinary Shares, par value, $0.0001 per share
Address of issuer's principal executive offices: Building A3, E-Park, 280 Hanxi Road, Panyu District, Guangzhou, China (F4), 511446
Date of event which requires filing of this statement: 05/13/2025
Filed by CIK 0001293451
Persons authorized to receive notices and communications: Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen's Road East, Wanchai, Hong Kong, Hong Kong (K3), 00000, 852 3148 5100

## Reporting persons
- Tencent Holdings Limited (CIK 0001293451): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 150,386,517; shared voting power 0; sole dispositive power 150,386,517; shared dispositive power 0; aggregate amount beneficially owned 150,386,517 (67.3% of the class)
- Linen Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 150,386,517; shared voting power 0; sole dispositive power 150,386,517; shared dispositive power 0; aggregate amount beneficially owned 150,386,517 (67.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value, $0.0001 per share
Name of issuer: HUYA Inc.
Address of issuer's principal executive offices: Building A3, E-Park, 280 Hanxi Road, Panyu District, Guangzhou, China (F4), 511446
Comment:
This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on April 10, 2020, (as amended to date, the "Schedule 13D"), relating to the Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares"), and American depositary shares, each representing one Class A Ordinary Share ("HUYA ADSs"), of HUYA Inc., a company organized under the laws of the Cayman Islands (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

CUSIP number 44852D108 has been assigned to the HUYA ADSs, which are quoted on the New York Stock Exchange under the symbol "HUYA."

## Item 2. Identity and Background
Name of person filing: No change.
Residence or business address: No change.
Present principal occupation or employment: Schedule A (attached hereto) is hereby amended and restated in its entirety and Item 2(d)-(e) of the Schedule 13D is hereby restated in its entirety as follows: Attached hereto as Schedule A, and incorporated herein by reference, is information concerning each director and executive officer of the Reporting Persons (collectively, the "Related Persons"), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the Related Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the Related Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: No change.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No change.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Since the Reporting Persons filed the Amendment No. 4 to Schedule 13D on May 2, 2023, the Issuer's total outstanding Class A Ordinary Shares has decreased due to the repurchase of Class A Ordinary Shares by the Issuer. As of March 31, 2025, the Issuer had 73,123,192 Class A Ordinary Shares outstanding, as disclosed in the Issuer's current report on Form 6-K filed with the SEC on May 13, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Items 7 through 11 and 13 of each of the cover page of this Schedule 13D for the Reporting Persons are incorporated herein by reference.

As of the date hereof:

Tencent is the parent company of Linen Investment. Tencent may be deemed to be the beneficial owner, and deemed to have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, over 150,386,517 Class A Ordinary Shares issuable upon conversion of 150,386,517 Class B Ordinary Shares held of record by Linen Investment, representing 67.3% of the total Class A Ordinary Shares.

The beneficial ownership percentage above is calculated based on the total Class A Ordinary Shares issued and outstanding of 73,123,192 as of March 31, 2025 publicly disclosed in the current report on Form 6-K filed with the SEC on May 13, 2025, as well as the Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares held of record by Linen Investment.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes and is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

To the knowledge of the Reporting Persons, none of the Related Persons beneficially owns any Class A Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as described in Item 4, during the past 60 days, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the Related Persons, has effected any transactions in the Class A Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No change.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: No change.

## Signatures
- Tencent Holdings Limited: /s/ Ma Huateng, Ma Huateng, Director (05/15/2025)
- Linen Investment Limited: /s/ Ma Huateng, Ma Huateng, Director (05/15/2025)